Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2012 (the 2012 Form 18-K). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Legal and Political Reforms

On January 9, 2014, a financial reform amending over 34 statutes and establishing a new Ley para Regular a las Agrupaciones Financieras (Financial Groups Law) was published in the Diario Oficial de la Federación (Official Gazette of the Federation). The financial reform has four core goals: (1) to foster competition among financial services providers; (2) to strengthen development banks; (3) to create new products and services that are better suited for financial services customers; and (4) to ensure both soundness and prudence in the financial sector.

In order to achieve these goals, this financial reform has, among others, the following features:

•	The Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection of Users of Financial Services, or CONDUSEF) has been given additional authority through increased financial institution transparency and enhanced enforcement capabilities. For example, the CONDUSEF is now able to issue and publish recommendations to financial institutions.

•	The process by which people switch banks and make modifications between accounts has been simplified and conditional sales are now prohibited.

•	Development banks are mandated to improve their operations and to favor the extension of credit. They are also encouraged to develop new programs and financial products that broaden access to financing opportunities.

•	Financial authorities have been granted additional capabilities to periodically evaluate bank performance and the overextension of credit, and coordination mechanisms between financial authorities have been reinforced. Further, the legal framework governing the acceptance and execution of loan guarantees, risk and credit cost reductions has been further simplified.

•	Bankruptcy procedures have been modified, including through the institution of a joint concurso mercantil procedure for entities of the same corporate group and the creation of a new liquidation procedure for credit institutions that is supervised by the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB).

On February 7, 2014, a reform to the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution) intended to improve access to information and transparency was published in the Official Gazette of the Federation. This reform includes among others, the following features:

•	The increase of access rights to information, including information provided by individuals, companies, entities and organizations;

•	The establishment of the IFAI as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency;

•	The clarification of the bases by which autonomous local bodies in all 32 states have the right to access public information and to protect personal data;

•	The ability of the IFAI to obtain and resolve information requests relating to political parties, trade unions, trusts and any individual or entity that receives public funding; and

•	The determination that IFAI resolutions shall be final and undisputable, and that the IFAI will also refrain from answering those petitions that contain certain information that could affect national security.

In addition to the above, on February 20, 2014, the Reglamento Interior del Instituto Federal de Acceso a la Información y Protección de Datos (Internal Regulation of the Federal Institute for Access to Information and Data Protection) was published in the Official Gazette of the Federation which aims to establish the structure, functions and operations of the Instituto Federal de Acceso a la Información y Protección de Datos (Federal Institute for Access to Information and Data Protection, or the IFAI).

On February 10, 2014, a political and electoral reform to the Constitution was published in the Official Gazette of the Federation. Although secondary legislation is pending, this political and electoral reform includes, among others, the following features:

•	The President of Mexico, or the President, shall be entitled to create government programs and common agendas with any of the parties represented in the Congreso de la Unión (Congress);

•	The President’s term will commence on October 1 instead of December 1;

•	The Consejo Nacional de Evaluación de la Política Social (National Council for the Evaluation of Social Development Policy, or CONEVAL) will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. CONEVAL will be responsible for measuring poverty levels and evaluating the programs, goals, objectives and actions relating to social development policy in Mexico;

•	The Procuraduría General de la República (Office of the Federal Attorney General) will become the Fiscalía General de la República (National Prosecutor’s Office) and will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency;

•	The creation of the Instituto Nacional Electoral (National Electoral Institute), which will perform the functions of the current Instituto Federal Electoral (Federal Electoral Institute) and which will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. The National Electoral Institute will be responsible for organizing federal and local elections and determining the means of election and organization of self-governed electoral federal bodies;

•	Federal deputies will be eligible for immediate reelection for up to four term periods. Similarly, members of the Senado de la República (Senate) will be eligible for immediate reelection for two additional term periods;

•	Local congresses will be allowed to establish consecutive reelection terms for mayoral, alderman or trustee posts for an additional term period, provided that such term period is no longer than three years; and

•	The total federal electoral votes needed for national parties to maintain its registration status in federal elections will be increased to 3%.

On March 5, 2014, the Código Nacional de Procedimientos Penales (the National Criminal Procedure Code) was published in the Official Gazette of the Federation. This reform includes, among others, the following features:

•	Instead of following different criminal codes in each state, the new code will provide uniform rules for criminal procedure throughout the country;

•	The criminal procedure will follow all of the principles recognized in the Constitution and in international treaties to promote a more expedited process; and

•	The increased protection of victims and their rights, the presumption of innocence and the respect for due process.

Gross Domestic Product

The following table sets forth the composition of Mexico’s real gross domestic product (GDP) by economic sector in constant 2008 pesos for the periods indicated.

	Real GDP by Sector
	2008		2009		2010(1)		2011(1)		2012(1)		2013(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	393.0	Ps.	383.2	Ps.	386.1	Ps.	377.1	Ps.	404.4	Ps.	405.5
Secondary Activities:
Mining		1,054.7		1,012.1		1,021.0		1,017.1		1,025.5		1,008.3
Utilities		252.6		255.8		267.4		285.4		292.0		292.7
Construction		1,030.7		968.2		975.5		1,014.4		1,034.8		988.2
Manufacturing		2,027.3		1,857.9		2,016.7		2,109.7		2,188.9		2,219.4
Tertiary activities:
Wholesale and retail trade		1,785.9		1,563.5		1,749.0		1,913.7		1,998.1		2,053.6
Transportation and warehousing		700.6		650.0		700.1		728.1		759.9		771.0
Information		324.5		352.0		355.3		370.3		430.9		454.4
Finance and insurance		390.6		403.9		488.6		523.4		567.9		589.6
Real estate, rental and leasing		1,448.4		1,464.0		1,504.5		1,547.0		1,586.1		1,609.7
Professional, scientific and technical services		288.9		274.5		274.2		288.0		291.2		288.2
Management of companies and enterprises		74.4		68.2		71.8		74.3		79.3		74.8
Administrative and support and waste management and remediation services		398.8		370.8		373.4		395.4		412.7		428.6
Education services		472.2		473.0		473.9		481.2		491.9		497.3
Health care and social assistance		250.1		255.2		254.9		260.3		265.9		271.2
Arts, entertainment and recreation		57.4		55.0		57.3		56.9		58.5		58.6
Accommodation and food services		277.8		251.1		255.9		259.7		273.8		279.6
Other services (except public administration)		255.6		254.1		256.7		261.3		268.6		273.2
Public administration		458.1		467.4		478.8		472.1		490.0		493.9

Gross value added at basic values		11,941.2		11,379.9		11,961.2		12,435.3		12,920.3		13,057.7
Taxes on products, net of subsidies		315.7		300.8		316.5		329.1		343.3		346.9

GDP	Ps.	12,256.9	Ps.	11,680.7	Ps.	12,277.7	Ps.	12,764.4	Ps.	13,263.6	Ps.	13,404.6

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

The following table sets forth the percentage change in Mexico’s real GDP by economic sector in constant 2008 pesos for the periods indicated.

Real GDP Growth by Sector

(% change against prior years)(1)

	2008	2009	2010(2)	2011(2)	2012(2)	2013(2)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.9%	1.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.8	(2.3)	7.3	0.3
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	0.8	(1.7)
Utilities	1.3	1.3	4.5	6.7	2.3	0.2
Construction	3.8	(6.1)	0.8	4.0	2.0	(4.5)
Manufacturing	(1.0)	(8.4)	8.5	4.6	3.8	1.4
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	11.9	9.4	4.4	2.8
Transportation and warehousing	(0.1)	(7.2)	7.7	4.0	4.4	1.5
Information	6.0	8.5	1.0	4.2	16.4	5.5
Finance and insurance	21.9	3.4	21.0	7.1	8.5	3.8
Real estate, rental and leasing	3.3	1.1	2.8	2.8	2.5	1.5
Professional, scientific and technical services	3.1	(5.0)	(0.1)	5.0	1.1	(1.0)
Management of companies and enterprises	7.5	(8.2)	5.3	3.4	6.7	(5.7)
Administrative support, waste management and remediation services	2.2	(7.0)	0.7	5.9	4.4	3.9
Education services	1.1	0.2	0.2	1.6	2.2	1.1
Health care and social assistance	1.3	2.0	(0.1)	2.1	2.1	2.0
Arts, entertainment and recreation	0.3	(4.1)	4.1	(0.8)	2.9	0.1
Accommodation and food services	0.1	(9.6)	1.9	1.5	5.4	2.1
Other services (except public administration)	1.3	(0.6)	1.0	1.8	2.8	1.7
Public administration	2.0	2.0	2.4	(1.4)	3.8	0.8

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.1% in real terms during 2013, as compared to 2012. The decrease in the growth rate of GDP, as compared to the growth rate in prior periods, was due to a decrease in productive activity during the first half of 2013, which recovered during the second half of 2013 as Mexico’s economic activity experienced an upward trend. The economic recovery experienced since the third quarter of 2013 is a result of greater external demand and a recovery of some domestic demand components in the fourth quarter.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for 2013 was 4.0%, 0.4 percentage points higher than during 2012. Annual inflation remained within the interval of plus/minus one percentage point around the 3 percent target in the fourth quarter of 2013. Despite this, annual inflation rebounded in November and December, mainly as a result of greater price increments of two fully identified factors: (1) unexpected increments in public transport fares in some cities in Mexico; and (2) higher prices for a reduced number of agricultural products caused by weather conditions that delayed their production over the previous months.

Consumer inflation (as measured by the change in the national consumer price index) for the two months ended February 28, 2014 was 1.1%, 0.2 percentage points higher than during the same period of 2013.

Interest Rates

During 2013, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.8%, as compared to 4.2% during 2012. Interest rates on 91-day Cetes averaged 3.8%, as compared to 4.4% during 2012.

During the first two months of 2014, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.2%, as compared to 4.2% during the same period of 2013. Interest rates on 91-day Cetes averaged 3.4%, as compared to 4.2% during the same period of 2013.

On March 11, 2014, the 28-day Cetes rate was 3.1% and the 91-day Cetes rate was 3.3%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 5.1% during January 2014, a 0.3 percentage point decrease from the rate during the same period of 2013.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential

(% change against prior years)(2)

	2009	2010(1)	2011(1)	2012(1)	2013(1)
Food	(0.3)%	1.7%	2.1%	1.6%	0.4%
Beverage and tobacco products	0.3	0.6	4.5	2.3	1.0
Textile mills	(7.4)	10.9	(4.5)	3.1	(3.2)
Textile product mills	(7.8)	2.5	(2.9)	(0.2)	2.9
Apparel	(7.6)	4.6	0.1	(0.7)	3.1
Leather and allied products	(4.8)	7.7	(0.7)	2.6	0.8
Wood products	(4.7)	5.5	5.0	14.2	(2.8)
Paper	(0.6)	3.7	(0.9)	4.6	2.6
Printing and related support activities	(6.5)	10.0	4.1	(4.0)	(7.2)
Petroleum and coal products	0.5	(7.2)	(3.7)	1.3	2.2
Chemicals	(3.1)	(0.4)	(0.2)	(1.1)	0.6
Plastics and rubber products	(9.6)	13.5	7.2	10.1	(0.5)
Nonmetallic mineral products	(9.4)	4.7	4.7	2.2	(2.7)
Primary metals	(16.4)	12.4	4.7	1.2	0.0
Fabricated metal products	(14.1)	8.8	6.9	5.8	0.6
Machinery	(19.9)	47.2	13.4	6.1	(1.8)
Computers and electronic products	(10.2)	3.7	6.5	2.2	13.3
Electrical equipment, appliances and components	(10.7)	10.1	2.0	1.7	(2.2)
Transportation equipment	(26.4)	42.2	16.4	13.2	5.3
Furniture and related products	(6.5)	7.1	1.1	3.3	(5.8)
Miscellaneous	(4.5)	1.9	0.8	2.6	0.9

Total expansion/contraction	(8.4)	8.5	4.6	3.8	1.4

(1)	Preliminary figures.
(2)	Percent change reflects constant 2008 pesos.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 1.4% in real terms during 2013 as compared to 2012. In total, eight manufacturing sectors contracted and thirteen sectors grew in 2013, each as compared to 2012.

Financial System

Central Bank and Monetary Policy

At January 31, 2014, Mexico’s M1 money supply was 8.1% greater in real terms than the level at January 31, 2013. The amount of bills and coins held by the public was 5.8% greater in real terms than at January 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos was 8.2% greater in real terms than at the same date in 2013.

At January 31, 2014, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 3.9% greater in real terms than financial savings at January 31, 2013. Savings generated by Mexican residents increased by 4.6% and savings generated by non-residents increased by 0.9%, both in real terms, as compared to the same period of 2013.

At March 9, 2014, the monetary base totaled Ps. 856.0 billion, a 6.7% nominal decrease from the level of Ps. 917.9 billion at December 31, 2013, due to a higher demand for bills and coins held by the public.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At March 10, 2014, the IPC stood at 38,671.01 points, representing a 9.5% decrease from the level at December 31, 2013.

Banking Supervision and Support

At December 31, 2013, the total loan portfolio of the banking system was 6.2% greater in real terms than the total loan portfolio at December 31, 2012.

According to preliminary figures, at December 31, 2013, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 102.5 billion, as compared to Ps. 70.0 billion at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.4%, as compared to a ratio of 2.5% at December 31, 2012. The amount of loan loss reserves held by commercial banks at December 31, 2013 totaled Ps. 149.9 billion, as compared to Ps. 129.0 billion at December 31, 2012. As a result, commercial banks had reserves covering 146.3% of their past-due loans, well exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2013, Mexico registered a trade deficit of U.S. $1.0 billion, as compared to a trade deficit of U.S. $45.8 million for the same period of 2012. In particular, exports increased or decreased as follows, each as compared to 2012:

•	petroleum exports decreased by 6.3%;

•	non-petroleum exports increased by 4.0%;

•	merchandise exports increased by 2.6%, to U.S. $380.2 billion, as compared to U.S. $370.8 billion during 2012; and

•	exports of manufactured goods (which represented 82.7% of total merchandise exports) increased by 4.2%.

According to preliminary figures, during 2013, total imports increased by 2.8%, to U.S. $381.2 billion, as compared to U.S. $370.8 billion for 2012. In particular, imports increased as follows, each compared to 2012:

•	imports of intermediate goods increased by 2.5%;

•	imports of capital goods increased by 1.3%; and

•	imports of consumer goods increased by 5.6%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2008	2009	2010	2011	2012	2013(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$50,635	$30,831	$41,693	$56,385	$52,892	$49,574
Crude oil	43,342	25,614	35,919	49,322	46,788	42,804
Other	7,294	5,217	5,775	7,063	6,103	6,770
Non-oil products	240,707	198,872	256,780	292,990	317,814	330,615
Agricultural	7,895	7,726	8,610	10,309	10,914	11,327
Mining	1,931	1,448	2,424	4,063	4,906	4,714
Manufactured goods(2)	230,882	189,698	245,745	278,617	301,993	314,574

Total merchandise exports	291,343	229,704	298,473	349,375	370,706	380,189
Merchandise imports (f.o.b.)
Consumer goods	47,941	32,828	41,423	51,790	54,272	57,329
Intermediate goods(2)	221,565	170,912	229,812	264,020	277,911	284,823
Capital goods	39,097	30,645	30,247	35,032	38,568	39,057

Total merchandise imports	308,603	234,385	301,482	350,843	370,752	381,210

Trade balance	$(17,261)	$(4,681)	$(3,009)	$(1,468)	$(46)	$(1,022)

Average price of Mexican oil mix(3)	$84.38	$57.40	$72.46	$101.13	$101.81	$98.46

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during 2013, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S. $22.3 billion, as compared to a deficit of U.S. $14.8 billion for 2012. The capital account registered a surplus of U.S. $58.6 billion during 2013, as compared to a surplus of U.S. $54.2 billion during 2012. Foreign investment in Mexico totaled U.S. $56.2 billion during 2013 and was composed of direct foreign investment inflows totaling U.S. $35.2 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $21.0 billion.

At February 28, 2014, Banco de México’s international reserves totaled U.S. $180.8 billion, an increase of U.S. $1.2 billion as compared to international reserves at February 21, 2014. At February 28, 2014, Banco de México’s net international assets totaled U.S. $183.8 billion, an increase of U.S. $1.1 billion from the amount at February 21, 2014.

The following table sets forth Mexico’s balance of payments for the periods indicated:

	Balance of Payments
	2008	2009	2010	2011	2012	2013
	(in millions of dollars)
I. Current account(2)	$(19,557)	$(7,724)	$(3,230)	$(11,836)	$(14,767)	$(22,333)
Credits	343,686	273,250	346,529	399,248	423,446	433,237
Merchandise exports (f.o.b.)	291,343	229,704	298,473	349,375	370,706	380,189
Non-factor services	18,216	15,096	15,621	16,153	16,817	20,304
Tourism	13,370	11,513	11,992	11,869	12,739	13,819
Others	4,847	3,583	3,629	4,284	4,078	6,485
Factor Services	8,530	6,797	10,812	10,569	13,154	10,802
Interest	6,128	4,253	3,388	3,475	2,671	2,390
Others	2,402	2,544	7,424	7,094	10,483	8,411
Transfers	25,597	21,653	21,623	23,152	22,768	21,942
Debits	363,242	280,974	349,759	411,084	438,212	455,570
Merchandise imports (f.o.b.)	308,603	234,385	301,482	350,843	370,752	381,210
Non-factor services	26,431	25,139	25,565	30,289	30,835	32,017
Insurance and freight	10,000	7,510	8,723	10,225	9,726	9,755
Tourism	8,568	7,207	7,255	7,832	8,449	9,054
Others	7,863	10,422	9,587	12,232	12,661	13,208
Factor services	28,080	21,389	22,626	29,774	36,416	42,214
Interest	16,763	12,886	14,161	17,688	20,296	23,216
Others	11,316	8,503	8,465	12,086	16,120	18,997
Transfers	128	60	86	178	209	128
II. Capital account	32,204	16,181	45,598	50,985	54,219	58,638
Liabilities	40,046	34,272	91,492	61,714	88,259	98,083
Loans and deposits	9,887	10,033	45,428	13,075	14,357	41,864
Development banks	(496)	794	648	(283)	398	426
Commercial banks	234	(3,918)	29,323	(953)	(3,206)	15,112
U.S. Federal Reserve swap facility	—	7,229	(3,221)	—	—	—
Non-financial public sector	(3,432)	9,638	13,021	5,910	8,397	8,204
Non-financial private sector	728	(3,711)	5,657	8,401	8,769	18,122
PIDIREGAS(3)	12,853	—	—	—	—	—
Foreign investment	30,159	24,239	46,063	48,639	73,901	56,219
Direct	27,729	16,605	22,563	23,553	17,224	35,188
Portfolio	2,430	7,634	23,500	25,086	56,678	21,030
Equity securities	(3,503)	4,155	373	(6,566)	10,038	(943)
Debt securities	5,933	3,479	23,127	31,651	46,640	21,973
Assets	(7,842)	(18,091)	(45,893)	(10,728)	(34,039)	(39,444)
III. Errors and omissions	(5,209)	(3,123)	(19,689)	(10,712)	(18,730)	(18,661)
IV. Change in net international reserves(4)	7,450	5,397	22,759	28,879	21,040	13,006

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS), are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

During 2013, the average peso/dollar exchange rate was Ps. 12.7724 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on March 11, 2014 (which took effect on the second business day thereafter) was Ps. 13.2430 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 375.3 billion (including physical investment expenditures by PEMEX) during 2013, or 2.3% of GDP. This deficit was Ps. 403.2 billion during the same period of 2012. The public sector balance registered a deficit of Ps. 46.7 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 91.2 billion deficit registered for the same period of 2012.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 59.3 billion during 2013, 39.2% lower in nominal terms than 2012.

According to preliminary figures, during 2013, public sector budgetary revenues amounted to Ps. 3,803.7 billion in nominal pesos, 4.3% more in real terms as compared to 2012. During 2013, revenues have increased or decreased as follows, each in real terms and as compared to 2012:

•	crude oil revenues increased by 2.6%;

•	non-oil tax revenues increased by 4.4%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 0.5 percentage points, to 12.7%, as compared to approximately 13.2% in 2012.

According to preliminary figures, during 2013, net public sector budgetary expenditures increased by 2.8% in real terms as compared to 2012. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 3.3% in real terms as compared to 2012. During 2013, the financial cost of public sector debt decreased by 2.5% in real terms as compared to the same period of 2012.

As of December 31, 2013:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 33.8 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 20.3 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.6 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 15.4 billion.

2014 Budget

On September 8, 2013, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for 2014, or the 2014 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014, or the 2014 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2014 Revenue Law and the 2014 Expenditure Budget were approved on October 31, 2013 and November 14, 2013, and were published in the Official Gazette of the Federation on November 20, 2013 and December 3, 2013, respectively. We refer to these two bills together as Mexico’s 2014 budget (the 2014 Budget).

The table below sets forth the budgetary results for 2012, as well as for 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget and 2014 Budget.

2012 and 2013 Results; 2013 Budget and 2014 Budget Assumptions and Targets

	2012 Results	2013 Budget(1)	2013 Results(1)(2)	2014 Budget(6)
Real GDP growth (%)	3.9%	3.5%	1.1%	3.9%
Increase in the national consumer price index (%)	3.6%	3.0%	4.0%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.96	$86.00 (3)	$98.46	$85.00 (4)
Current account deficit as % of GDP	(1.2)%	n.a.	(1.8)%	n.a.
Average exchange rate (Ps./$1.00)	13.2	12.9	12.8	12.9
Average rate on 28-day Cetes (%)	4.2%	4.6%	3.8%	4.0%
Public sector balance as % of GDP(5)	(2.6)%	(2.0)%	(2.3)%	(3.5)%
Primary balance as % of GDP(5)	(0.6)%	0.1%	(0.4)%	n.a.

n.a. =	Not available.
(1)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Programa Económico 2013 (Economic Program for 2013). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(2)	Preliminary figures.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(4)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2014 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2014 Budget.
(5)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2012 Form 18-K.
(6)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2014 (General Economic Policy Guidelines for 2014) and in the Programa Económico 2014 (Economic Program for 2014), as modified by the 2014 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2013, the Government’s net internal debt totaled Ps. 3,893.9 billion, an 11.2% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 165.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,231.3 billion according to preliminary figures, a 12.2% increase in nominal terms as compared to the Ps. 3,770.0 billion outstanding at December 31, 2012.

According to preliminary figures, at December 31, 2013, the Government’s gross internal debt totaled Ps. 4,063.2 billion, a 13.6 % increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at December 31, 2012. Of the total gross internal debt at December 31, 2013, Ps. 480.6 billion represented short-term debt, as compared to Ps. 396.7 billion at the end of 2012, and Ps. 3,582.6 billion represented long-term debt, as compared to Ps. 3,178.6 billion at the end of 2012. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,408.9 billion at December 31, 2013 according to preliminary figures, a 14.2% increase in nominal terms as compared to Ps. 3,861.1 billion outstanding at December 31, 2012.

According to preliminary figures, at December 31, 2013, the Government’s financing costs on its internal debt totaled Ps. 222.8 billion, or 1.3% of GDP, representing a 7.4% nominal increase as compared to its financing costs of Ps. 207.6 billion, or 1.4% of GDP, during the same period of 2012.

As of December 31, 2013, the average maturity of the Government’s internal debt decreased to 7.9 years as compared to the average maturity at December 31, 2012.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	December 31,
	2008			2009			2010			2011			2012			2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%
Cetes		357.1	14.9		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6
Floating Rate Bonds		243.6	10.1		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3
Inflation-Linked Bonds		334.9	13.9		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9
Fixed Rate Bonds		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0
STRIPS of Udibonos		—	—		—	—		—	—		—	—		1.0	0.0		3.6	0.1
Other(3)		380.1	15.8		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1

Total Gross Debt	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%

Net Debt
Financial Assets(4)		(68.6)			(231.4)			(79.4)			(85.6)			(74.2)			(169.3)

Total Net Debt	Ps.	2,332.7		Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9

Gross Internal Debt/GDP			19.8%			21.4%			21.0%			20.7%			22.3%			23.9%
Net Internal Debt/GDP			19.1%			19.5%			20.4%			20.2%			21.8%			22.9%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 165.5 billion at December 31, 2013 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2013, outstanding gross public sector external debt totaled U.S. $134.4 billion, an approximate U.S. $8.7 billion increase from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $130.9 billion represented long-term debt and U.S. $3.5 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 31.4% of nominal GDP, an increase of 3.8 percentage points from the end of 2012.

Recent Securities Offerings

•	On January 21, 2014, Mexico issued U.S. $1.0 billion of its 3.50% Global Notes due 2021 and U.S. $3.0 billion of its 5.55% Global Notes due 2045. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to offer those debt securities for cash considerations. The notes were issued under Mexico’s U.S. $110 billion MTN program.